                                             EX-99.B(d)invimaexa

              EXHIBIT A TO INVESTMENT MANAGEMENT AGREEMENT

                WADDELL & REED INVESTED PORTFOLIOS, INC.

                              FEE SCHEDULE*

Growth Portfolio

A cash fee computed each day on the net assets of the Portfolio at the annual rate of 0.05% of net assets.

Balanced Portfolio

A cash fee computed each day on the net assets of the Portfolio at the annual rate of 0.05% of net assets.

Conservative Portfolio

A cash fee computed each day on the net assets of the Portfolio at the annual rate of 0.05% of net assets.

*If a Portfolio's net assets are less than $25 million, WRIMCO has agreed to waive the management fee, subject to its right to change or modify this waiver.

Amended August 21, 2002